Vaquero Capital LLC Report
Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members and Equity Owners of Vaquero Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vaquero Capital LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements") In our opinion, the financial statements present fairly, in all material respects, the financial position of Vaquero Capital LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2013.
Oakland, California
February 23, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

Vaquero Capital LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	2,014,709
Restricted cash		31,554
Accounts receivable		73,982
Prepaid expenses		46,667
Furniture and equipment, net		27,121
Total assets	$	2,194,033

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	68,719
Employee compensation and benefits payable		1,347,321
Deferred rent		2,668
Total liabilities		1,418,708

Member's equity

Member's equity		775,325
Total member's equity		775,325
Total liabilities and member's equity	$	2,194,033

The accompanying notes are an integral part of these financial condition.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vaquero Capital LLC (the "Company") is a California Limited Liability Company (LLC) that was acquired by an individual (the "Member") in March 2012. In September 2012, under its new ownership, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934.   The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to structure private placements of debt and equity securities on behalf of its clients, and acts as a mergers and acquisitions consultant.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. Uncollectible amounts are written off at the time individual receivables are determined to be uncollectible. There was no bad debt expense for the year ended December 31, 2017.

Advisory fees are recognized as earned according to the fee schedule stipulated in the clients' engagement contracts. The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RELATED PARTY TRANSACTIONS

The Member is reimbursed by the Company for certain out of pocket expenses incurred in the ordinary course of business. As of December 31, 2017, the Company had $2,314 due to the Member included in accounts payable on the accompanying statement of financial condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 3: FURNITURE AND EQUIPMENT

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	55,733	5
Computer equipment		35,939	3
Leasehold improvements		17,918	3
		109,590	
Less: Accumulated depreciation		(82,469)	
Furniture and equipment, net	$	27,121	

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has obligations under an operating lease with initial noncancelable terms in excess of one year. The lease was renewed for 24 months with a rent increase in May 2017. Aggregate annual payments under this lease agreement at December 31, 2017 are as follows:

Year ending December 31,		
2018	$	272,105
2019		91,591
	$	363,696

Note 5: RESTRICTED CASH

Restricted Cash satisfies the Letter of Credit requirement by the landlord of the Company's office. The Letter of Credit remains in effect until 30 days after expiration or earlier termination of the lease.

Note 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of December 31, 2017 or during the year then ended.

Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2017. Based on this review, the Company has implemented the pronouncements that required adoption (if any). They also have concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: PROFIT SHARING PLAN

The Company has a profit sharing plan covering eligible employees and the Member. The profit sharing plan also contains a 401(k) plan feature that is for the benefit of eligible employees and the Member with an employer matching feature. Profit sharing and 401(k) contributions are determined at the discretion of management.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $596,001 which was $501,420 in excess of its required net capital of $94,581; and the Company's ratio of aggregate indebtedness ($1,418,708) to net capital was 2.38 to 1, which is less than the 15 to 1 maximum allo